SUPPLEMENT Dated July 20, 2009
To The Statement of Additional Information Dated April 28, 2008, For

ING MARATHON PLUS

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account I

The following investment portfolios are currently available under your contract:

ING Investors Trust
  ING BlackRock Large Cap Growth Portfolio (Class I)
  ING Evergreen Omega Portfolio (Class I)
  ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
  ING JPMorgan Emerging Markets Equity Portfolio (Class I)
  ING MFS Total Return Portfolio (Class I)
  ING PIMCO High Yield Portfolio (Class S)
  ING Van Kampen Capital Growth Portfolio (Class I)

ING Partners, Inc.
  ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
  ING Oppenheimer Global Portfolio (Initial Class)
  ING Oppenheimer Strategic Income Portfolio (Initial Class)
  ING Pioneer High Yield Portfolio (Initial Class)
  ING Templeton Foreign Equity Portfolio (Initial Class)
  ING Thornburg Value Portfolio (Initial Class)
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio Initial Class)
  ING T. Rowe Price Growth Equity Portfolio (Initial Class)
  ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
  ING Van Kampen Equity and Income Portfolio (Initial Class)

ING Strategic Allocation Portfolios, Inc.
  ING Strategic Allocation Conservative Portfolio (Class I) *
  ING Strategic Allocation Growth Portfolio (Class I) *
  ING Strategic Allocation Moderate Portfolio (Class I) *

ING Variable Funds
  ING Growth and Income Portfolio (Class I)

ING Variable Portfolios, Inc.
  ING BlackRock Science and Technology Opportunities Portfolio (Class I)
  ING Index Plus LargeCap Portfolio (Class I)
  ING International Index Portfolio (Class I)
  ING Opportunistic LargeCap Portfolio (Class I)
  ING RusselTM Large Cap Growth Index Portfolio (Class I)
  ING Russell^{TM} Large Cap Index Portfolio (Class I)
  ING Russell^{TM} Large Cap Value Index Portfolio (Class S)
  ING Small Company Portfolio (Class I)

ING Balanced Portfolio, Inc.
  ING Balanced Portfolio (Class I)

ING Intermediate Bond Portfolio
  ING Intermediate Bond Portfolio (Class I)

ING Money Market Portfolio
  ING Money Market Portfolio (Class I)

Calvert Variable Series, Inc.
  Calvert Social Balanced Portfolio

Fidelity® Variable Insurance Products
  Fidelity® VIP *Contrafund®* Portfolio (Class I)
  Fidelity® VIP Equity-Income Portfolio (Class I)
  Fidelity® VIP Index 500 Portfolio (Class I)

* These investment portfolios are structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest.